Exhibit 3.2

STATE OF DELAWARE

CERTIFICATE OF CORRECTION

Pursuant to Section 103(f) of the

General Corporation Law of the State of Delaware

Sound Point Meridian Capital, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), hereby certifies as follows:

1.	The name of the corporation is Sound Point Meridian Capital, Inc.

2.	The document to be corrected is the Certificate of Designation of 7.875% Series B Preferred Shares Due 2030 (the “Certificate of Designation”).

3.	The Certificate of Designation was filed with the Secretary of State of Delaware on July 11th, 2025.

4.	The inaccuracy or defect of said Certificate is as follows:

The Certificate of Designation incorrectly states that (i) the Board of Directors of the Corporation (the “Board”) approves the designation of 2,000,000 authorized but unissued shares of preferred stock, par value $0.001 per share (the “Preferred Shares”), as 7.875% Series B Preferred Shares due 2030 (the “Series B Preferred Shares”), and (ii) 2,000,000 Preferred Shares are designated as Series B Preferred Shares.

5.	The Certificate of Designation is hereby corrected to state that (i) the Board approves the designation of 2,300,000 Preferred Shares as Series B Preferred Shares and (ii) 2,300,000 Preferred Shares are designated as Series B Preferred Shares.

6.	This Certificate of Correction shall be effective upon filing with the Secretary of State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Correction to be signed by its duly authorized officer this 16th day of July, 2025.

SOUND POINT MERIDIAN CAPITAL INC.

By:	/s/ Ujjaval Desai
Name:	Ujjaval Desai
Title:	Chief Executive Officer